

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Par Chadha
Executive Chairman
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

> **Re: Exela Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 3, 2023**
> **Form 8-K Filed August 14, 2023**
> **File No. 001-36788**

Dear Par Chadha:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Note Regarding Non-GAAP Financial Measures, page 51

1. We note that you make adjustments for optimization and restructuring expenses, transaction and integration costs and contract costs in calculating Adjusted EBITDA and that you have incurred most of these costs in every period from 2016 on. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2. We note your adjustment for other charges including non-cash. Please quantify for us the amount for each of the categories included in this adjustment for the years provided. Please tell us how you determined that excluding the accelerated ASC 842 amortization of

       operating lease ROU asset does not substitute an individually tailored recognition and measurement method for those of GAAP. For amounts related to severance, retention bonus, faciality consolidation, relocation and recruitment costs, loss contracts, network outage costs and other transition costs, please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Critical Accounting Policies and Estimates

Impairment of goodwill, long-lived and other intangible assets, page 63

3.   Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the assumptions; and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       Please refer to Item 303(b)(3) of Regulation S-K.

Form 8-K Filed August 14, 2023

Exhibit 99.1, page 1

4.   Reference is made to your disclosure of gross profit. We note this measure does not include depreciation and amortization. Please tell us your consideration of SAB Topic 11:B.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services